Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

SSR Mining Inc. (the “Company” or “SSR Mining”)

Suite 800 – 1055 Dunsmuir Street

Vancouver, British Columbia V7X 1G4

Item 2	Date of Material Change

May 10, 2020

Item 3	News Release

A news release announcing the material change was issued on May 11, 2020 through CNW Group. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4	Summary of Material Change

On May 11, 2020, the Company and Alacer Gold Corp. (“Alacer”) announced that they had entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine in an at-market merger of equals pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the “Transaction”).

Upon the effectiveness of the Transaction, and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement (as defined in the Arrangement Agreement), the holders of Alacer common shares will receive 0.3246 SSR Mining common shares for each Alacer common share held.

Item 5.1	Full Description of Material Change

On May 11, 2020, the Company announced that it had entered into the Arrangement Agreement with Alacer to combine in an at-market merger of equals. The combined entity will continue as SSR Mining and will be headquartered in Denver, Colorado with a corporate office in Vancouver, British Columbia and will be led by Rodney P. Antal as President & Chief Executive Officer and Michael Anglin as Chairman. Following the completion of the Transaction, the new board of directors will be comprised of five directors from each of the current SSR Mining and Alacer boards of directors for a total of 10 directors, including the Chief Executive Officer.

Pursuant to the Transaction, Alacer shareholders will receive 0.3246 SSR Mining common shares for each Alacer common share held (the “Exchange Ratio”). The Exchange Ratio, together with closing prices for both SSR Mining and Alacer common shares on the Toronto Stock Exchange on May 8, 2020, implies consideration of CDN$8.19 per Alacer common share and a combined market capitalization of approximately USD$4.0 billion. At closing, SSR Mining and Alacer shareholders will collectively own approximately 57% and 43% of SSR Mining, respectively, on an issued and outstanding share basis.

Under the terms of the Arrangement Agreement, the Transaction will be carried out by way of a court approved plan of arrangement under the Business Corporations Act (Yukon) and will require the approval of at least 66-2/3% of the votes cast by the shareholders of Alacer at a special meeting. The issuance of common shares by SSR Mining under the Arrangement Agreement is also subject to the approval of the majority of votes cast by the SSR Mining shareholders at a special meeting. Completion of the Transaction is also subject to regulatory and court approvals and other customary closing conditions.

Officers and directors of SSR Mining have entered into voting and support agreements with Alacer agreeing to vote their common shares in favour of the Transaction (the “SSR Mining Support Agreements”). Officers and directors of Alacer have also entered into voting and support agreements with SSR Mining agreeing to vote their common shares in favour of the Transaction (the “Alacer Support Agreements”, and together with the SSR Mining Support Agreements, the “Support Agreements”). The Support Agreements will terminate if, among other things, the Arrangement Agreement is terminated.

The board of directors of SSR Mining (the “SSR Mining Board”) and the board of directors of Alacer (the “Alacer Board”) have unanimously approved the Transaction and recommend that shareholders vote in favour of the Transaction. National Bank Financial Inc. and TD Securities Inc. have provided fairness opinions dated May 9, 2020 to the SSR Mining Board and the special committee of independent directors of SSR Mining, respectively, stating that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications stated in such opinions, the consideration to be paid by SSR Mining to the shareholders of Alacer is fair, from a financial point of view, to SSR Mining. Scotia Capital Inc. and CIBC World Markets Inc. have provided fairness opinions dated May 9, 2020 to the Alacer Board stating that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications stated in such opinions, the consideration to be received by the shareholders of Alacer under the Transaction is fair, from a financial point of view, to shareholders of Alacer.

The Arrangement Agreement includes customary provisions, including non-solicitation of alternative transactions, a right to match superior proposals and a USD$70 million reciprocal termination fee payable under certain circumstances.

Full details of the Transaction will be included in a joint management information circular of both SSR Mining and Alacer to be delivered to their respective shareholders in the coming weeks. Subject to receiving requisite court approval, the special shareholder meetings of both companies are expected to be held in July 2020.

The foregoing summary of the Arrangement Agreement and the Transaction does not purport to be a complete description of all the parties’ rights and obligations thereunder and is qualified in its entirety by reference to the complete text of the Arrangement Agreement and the Support Agreements. A copy of the Arrangement Agreement and forms of the SSR Mining Support Agreement and the Alacer Support Agreement have been filed on SSR Mining’s SEDAR profile.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer of SSR Mining is knowledgeable about the material change and this report:

Adrian G. Dirassar

Vice President, Legal, General Counsel and Corporate Secretary

Telephone: (604) 484-8212

Item 9	Date of Report

May 19, 2020